------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number
                                                  Expires:
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

================================================================================
1. Name and Address of Reporting Person*

   GEC Acquisition Corp.
   (designated filer of this group filing)
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

    c/o Videojet Systems International, Inc.
    1500 Mittel Boulevard
--------------------------------------------------------------------------------
                                    (Street)

   Wood Dale,                       Illinois                    60191
--------------------------------------------------------------------------------
   (City)                           (State)                       (Zip)

================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)

     4/26/99
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)

================================================================================
4. Issuer Name and Ticker or Trading Symbol

   FORE Systems, Inc. (Nasdaq: FORE)
================================================================================
5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner(a)
   [   ]   Officer (give title below)           [   ]   Other (specify below)
      --------------------------------------------------------------------
================================================================================
6. If Amendment, Date of Original (Month/Year)

================================================================================
7. Individual or Joint/Group Filing  (Check applicable line)

   [   ] Form Filed by One Reporting Person

   [ X ] Form Filed by More than One Reporting Person
================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

(This Form 3 is filed as a joint filing for the group of reporting persons who share beneficial ownership of all the securities reported hereunder, with GEC Acquisition Corp. as the designated filer.)

              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                            Amount              sion or        Direct    6. Nature of
                         ----------------------                         or                  Exercise       (D) or       Indirect
                         Date       Expira-                             Number              Price of       Indirect     Beneficial
1. Title of Derivative   Exer-      tion                                of                  Derivative     (I)          Ownership
   Security (Instr. 4)   cisable    Date            Title               Shares              Security       (Instr.5     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Option to purchase       (see       (see            Common Stock,       23,187,340(1)(3)    $35.00         D
under the Option         below)(1)  below)(1)       par value $.01
Agreement (see                                      per share
below)(1)
------------------------------------------------------------------------------------------------------------------------------------
Option to purchase       (see       (see            Common Stock,       4,931,536(2)(3)     $35.00         D
under the Stock-         below)(2)  below)(2)       par value $.01
holder Agreement                                    per share
(see below)(2)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) In connection with an Agreement and Plan of Merger (the "Merger Agreement") dated as of April 26, 1999, between GEC Acquisition Corp., GEC Incorporated and FORE Systems, Inc. (the "Issuer"), GEC Acquisition Corp. and the Issuer entered into a Stock Option Agreement dated as of April 26, 1999, (the "Option Agreement," filed as Exhibit 2(c) to the Reporting Person's Schedule 13D filed under the Securities Exchange Act of 1934 dated April 30, 1999 and incorporated herein by reference, the "Schedule 13D") providing to GEC Acquisition Corp. an option to purchase shares of the Issuer. The option is exercisable only upon the occurrence of certain events described in the Option Agreement and expires upon, or following a certain period after, the occurrence of certain events described in the Option Agreement.

(2) In connection with the Merger Agreement, GEC Acquisition Corp., GEC Incorporated and two stockholders of the Issuer (the "Founding Stockholders") entered into a Stockholder Agreement dated as of April 26, 1999, (the "Stockholder Agreement," filed as Exhibit 2(d) to the
     Schedule 13D and incorporated herein by reference) providing to GEC Acquisition Corp. an option to purchase shares of the Issuer owned by the Founding Stockholders. The option is exercisable only upon the occurrence of certain events described in the Stockholder Agreement and expires upon, or following a certain period after, the occurrence of certain events described in the Stockholder Agreement.

(3) Beneficial ownership of the 28,118,876 shares of common stock reported hereunder is being reported solely as a result of the Option Agreement and Stockholder Agreement. These options have not yet become exercisable. Because these options will not become exercisable unless and until certain specified events occur, the Reporting Person expressly disclaims beneficial ownership of all such shares, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for purposes of
     Section 16 or for any other purpose.


/s/ John Mayo                                               May 6, 1999
---------------------------------------------            -----------------------
   **Signature of Reporting Person                             Date

Name:     John Mayo
Title:    Director
          (on behalf of GEC Acquisition Corp.)

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

(This Form 3 is filed as a joint filing for the group of reporting persons who share beneficial ownership of all the securities reported hereunder, with GEC Acquisition Corp. as the designated filer.)

                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number
                                                  Expires:
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

================================================================================
1. Name and Address of Reporting Person*

   GEC Incorporated
   (member of group filing with GEC Acquisition Corp. as designated filer)
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

    c/o Videojet Systems International, Inc.
    1500 Mittel Boulevard
--------------------------------------------------------------------------------
                                    (Street)

   Wood Dale,                       Illinois                    60191
--------------------------------------------------------------------------------
   (City)                           (State)                       (Zip)

================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)

     4/26/99
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)

================================================================================
4. Issuer Name and Ticker or Trading Symbol

   FORE Systems, Inc. (Nasdaq: FORE)
================================================================================
5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner(a)
   [   ]   Officer (give title below)           [   ]   Other (specify below)
      --------------------------------------------------------------------
================================================================================
6. If Amendment, Date of Original (Month/Year)


================================================================================
7. Individual or Joint/Group Filing  (Check applicable line)

   [   ] Form Filed by One Reporting Person

   [ X ] Form Filed by More than One Reporting Person
================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

(This Form 3 is filed as a joint filing for the group of reporting persons who share beneficial ownership of all the securities reported hereunder, with GEC Acquisition Corp. as the designated filer.)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                            Amount              sion or        Direct    6. Nature of
                         ----------------------                         or                  Exercise       (D) or       Indirect
                         Date       Expira-                             Number              Price of       Indirect     Beneficial
1. Title of Derivative   Exer-      tion                                of                  Derivative     (I)          Ownership
   Security (Instr. 4)   cisable    Date            Title               Shares              Security       (Instr.5     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Option to purchase       (see       (see            Common Stock,       23,187,340(1)(3)    $35.00         I            by subsi-
under the Option         below)(1)  below)(1)       par value $.01                                                      diary
Agreement (see                                      per share                                                           corporation
below)(1)                                                                                                               GEC Acquisi-
                                                                                                                        tion Corp.
------------------------------------------------------------------------------------------------------------------------------------
Option to purchase       (see       (see            Common Stock,       4,931,536(2)(3)     $35.00         I            by subsi-
under the Stock-         below)(2)  below)(2)       par value $.01                                                      diary
holder Agreement                                    per share                                                           corporation
(see below)(2)                                                                                                          GEC Acquisi-
                                                                                                                        tion Corp.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) In connection with an Agreement and Plan of Merger (the "Merger Agreement") dated as of April 26, 1999, between GEC Acquisition Corp., GEC Incorporated, and FORE Systems, Inc. (the "Issuer"), GEC Acquisition Corp. and the Issuer entered into a Stock Option Agreement dated as of April 26, 1999, (the "Option Agreement," filed as Exhibit 2(c) to the Reporting Person's Schedule 13D (the "Schedule 13D") filed under the Securities Exchange Act of 1934 dated as of April 30, 1999, which exhibit is incorporated herein by reference) providing an option to GEC Acquisition Corp. to purchase shares of the Issuer. The option is exercisable only upon the occurrence of certain events described in the Option Agreement and expires upon, or following a certain period after, the occurrence of certain events described in the Option Agreement.

(2) In connection with the Merger Agreement, GEC Acquisition Corp., the Reporting Person and two stockholders of the Issuer (the "Founding Stockholders") entered into a Stockholder Agreement dated as of April 26, 1999, (the "Stockholder Agreement," filed as Exhibit 2(d) to the
     Schedule 13D, which exhibit is incorporated herein by reference) providing to GEC Acquisition Corp. an option to purchase shares of the Issuer owned by the Founding Stockholders. The option is exercisable only upon the occurrence of certain events described in the Stockholder Agreement and expires upon, or following a certain period after, the occurrence of certain events described in the Stockholder Agreement.

(3) Beneficial ownership of the 28,118,876 shares of common stock reported hereunder is being reported solely as a result of the Option Agreement and Stockholder Agreement. These options have not yet become exercisable. Because these options will not become exercisable unless and until certain specified events occur, the Reporting Person expressly disclaims beneficial ownership of all such shares, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for purposes of
     Section 16 or for any other purpose.


/s/ Michael Lester                                          May 6, 1999
---------------------------------------------            -----------------------
   **Signature of Reporting Person                             Date

Name:     Michael Lester
Title:    Director
          (on behalf of GEC Incorporated)

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

(This Form 3 is filed as a joint filing for the group of reporting persons who share beneficial ownership of all the securities reported hereunder, with GEC Acquisition Corp. as the designated filer.)

                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number
                                                  Expires:
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

================================================================================
1. Name and Address of Reporting Person*

   The General Electric Company, p.l.c.
   (member of group filing with GEC Acquisition Corp. as designated filer)
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

          One Bruton Street
--------------------------------------------------------------------------------
                                    (Street)

   London,                                             UK W1X 8AQ
--------------------------------------------------------------------------------
   (City)                           (State)                       (Zip)

================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)

     4/26/99
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)

================================================================================
4. Issuer Name and Ticker or Trading Symbol

   FORE Systems, Inc. (Nasdaq: FORE)
================================================================================
5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner(a)
   [   ]   Officer (give title below)           [   ]   Other (specify below)
      --------------------------------------------------------------------
================================================================================
6. If Amendment, Date of Original (Month/Year)

================================================================================
7. Individual or Joint/Group Filing  (Check applicable line)

   [   ] Form Filed by One Reporting Person

   [ X ] Form Filed by More than One Reporting Person
================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

(This Form 3 is filed as a joint filing for the group of reporting persons who share beneficial ownership of all the securities reported hereunder, with GEC Acquisition Corp. as the designated filer.)

              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                            Amount              sion or        Direct    6. Nature of
                         ----------------------                         or                  Exercise       (D) or       Indirect
                         Date       Expira-                             Number              Price of       Indirect     Beneficial
1. Title of Derivative   Exer-      tion                                of                  Derivative     (I)          Ownership
   Security (Instr. 4)   cisable    Date            Title               Shares              Security       (Instr.5     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Option to purchase       (see       (see            Common Stock,       23,187,340(1)(3)    $35.00         I            by subsi-
under the Option         below)(1)  below)(1)       par value $.01                                                      diary
Agreement (see                                      per share                                                           corporation
below)(1)                                                                                                               GEC Acquisi-
                                                                                                                        tion Corp.
------------------------------------------------------------------------------------------------------------------------------------
Option to purchase       (see       (see            Common Stock,       4,931,536(2)(3)     $35.00         I            by subsi-
under the Stock-         below)(2)  below)(2)       par value $.01                                                      diary
holder Agreement                                    per share                                                           corporation
(see below)(2)                                                                                                          GEC Acquisi-
                                                                                                                        tion Corp.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) In connection with an Agreement and Plan of Merger (the "Merger Agreement") dated as of April 26, 1999, between GEC Acquisition Corp., GEC Incorporated and FORE Systems, Inc. (the "Issuer"), GEC Acquisition Corp. and the Issuer entered into a Stock Option Agreement dated as of April 26, 1999, (the "Option Agreement," filed as Exhibit 2(c) to the Reporting Person's Schedule 13D (the "Schedule 13D") filed under the Securities Exchange Act of 1934 dated April 30, 1999, which exhibit is incorporated herein by reference) providing to GEC Acquisition Corp. an option to purchase shares of the Issuer. The option is exercisable only upon the occurrence of certain events described in the Option Agreement and expires upon, or following a certain period after, the occurrence of certain events described in the Option Agreement.

(2) In connection with the Merger Agreement, GEC Acquisition Corp., GEC Incorporated and two stockholders of the Issuer (the "Founding Stockholders") entered into a Stockholder Agreement dated as of April 26, 1999, (the "Stockholder Agreement," filed as Exhibit 2(d) to the
     Schedule 13D, which exhibit is incorporated herein by reference) providing to GEC Acquisition Corp. an option to purchase shares of the Issuer owned by the Founding Stockholders. The option is exercisable only upon the occurrence of certain events described in the Stockholder Agreement and expires upon, or following a certain period after, the occurrence of certain events described in the Stockholder Agreement.

(3) Beneficial ownership of the 28,118,876 shares of common stock reported hereunder is being reported solely as a result of the Option Agreement and Stockholder Agreement. These options have not yet become exercisable. Because these options will not become exercisable unless and until certain specified events occur, the Reporting Person expressly disclaims beneficial ownership of all such shares, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for purposes of
     Section 16 or for any other purpose.

/s/ John Mayo                                               May 6, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Name:     John Mayo
Title:    Director
          (on behalf of The General Electric Company, p.l.c.)

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

(This Form 3 is filed as a joint filing for the group of reporting persons who share beneficial ownership of all the securities reported hereunder, with GEC Acquisition Corp. as the designated filer.)